UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)

Incyte Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

45337C102
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 17th Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45337C102	Page 2 of 6 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,917
	8	SHARED VOTING POWER 9,813,530
	9	SOLE DISPOSITIVE POWER 77,917
	10	SHARED DISPOSITIVE POWER 9,813,530
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,891,447
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 45337C102	Page 3 of 6 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,813,530
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,813,530
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,813,530
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14		TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 4 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to supplement the statements on Schedule 13D previously filed by them, as heretofore amended. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 5. Interest in Securities of the Issuer.

Set forth below is the aggregate number of shares of Common Stock held, including shares that maybe acquired upon conversion of 3.5% Convertible Subordinated Notes due 2011 at the presently applicable conversion price of $11.2185 and shares that may be acquired upon exercise of Stock Options, as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 86,017,304 shares outstanding as reported on the company’s SEC Form 10Q filed on November 1, 2007.

Such percentage figures are calculated on the basis that the Convertible Subordinated Notes owned by the Reporting Persons and Stock Options are deemed converted into shares of Common Stock but other outstanding Senior Convertible Notes and Stock Options are not deemed converted or exercised.

Name	Number of Shares	Percent of Class Outstanding
Baker Bros. Investments I, L.P.	144,314	0.2%
Baker Bros. Investments II, L.P.	164,062	0.2%
Baker Biotech Fund I, L.P.	3,488,736	4.1%
Baker Brothers Life Sciences, L.P.	5,756,120	6.7%
14159, L.P.	111,197	0.1%
Baker/ Tisch Investments, L.P.	115,691	0.1%
FBB Associates	33,410	0.0%
Julian Baker	77,917	0.1%
Total	9,891,447	11.5%

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

Because of certain business and family relationships with other security holders of the Issuer, the Reporting Persons are filing solely for informational purposes as if they were members of a group with such security holders. However, the Reporting Persons disclaim that they and any other person or persons in fact constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d 5 thereunder or that they are the beneficial owner of securities owned by such other persons, and each of them disclaims beneficial ownership of securities reported herein except to the extent of their pecuniary interest, if any, therein.

The following transactions in Common Stock were effected by the entities noted below during the twenty-six days preceding the filing of this statement. None of the reporting Persons has effected any other transactions in Common Stock during this period.

Name	Date	Number of Shares	Transaction	Price/ Share
Baker Brothers Investments II, L.P.	12/17/2007	258	Purchase	10.5953
Baker Biotech Fund I, L.P.	12/17/2007	37,354	Purchase	10.5953
Baker Brothers Life Sciences, L.P.	12/17/2007	94,565	Purchase	10.5953
14159, L.P.	12/17/2007	3,005	Purchase	10.5953
Baker/ Tisch Investments, L.P.	12/17/2007	1,974	Purchase	10.5953
Baker Brothers Investments II, L.P.	12/18/2007	147	Purchase	10.5837
Baker Biotech Fund I, L.P.	12/18/2007	21,261	Purchase	10.5837
Baker Brothers Life Sciences, L.P.	12/18/2007	53,824	Purchase	10.5837
14159, L.P.	12/18/2007	1,710	Purchase	10.5837
Baker/ Tisch Investments, L.P.	12/18/2007	1,124	Purchase	10.5837
Baker Brothers Investments II, L.P.	12/19/2007	243	Purchase	10.6078
Baker Biotech Fund I, L.P.	12/19/2007	35,234	Purchase	10.6078
Baker Brothers Life Sciences, L.P.	12/19/2007	89,198	Purchase	10.6078
14159, L.P.	12/19/2007	2,834	Purchase	10.6078
Baker/ Tisch Investments, L.P.	12/19/2007	1,862	Purchase	10.6078
Baker Brothers Investments II, L.P.	1/4/2008	815	Purchase	9.4666
Baker Biotech Fund I, L.P.	1/4/2008	118,009	Purchase	9.4666
Baker Brothers Life Sciences, L.P.	1/4/2008	298,752	Purchase	9.4666
14159, L.P.	1/4/2008	9,492	Purchase	9.4666
Baker/ Tisch Investments, L.P.	1/4/2008	6,237	Purchase	9.4666
Baker Brothers Investments II, L.P.	1/7/2008	579	Purchase	9.4811
Baker Biotech Fund I, L.P.	1/7/2008	83,853	Purchase	9.4811
Baker Brothers Life Sciences, L.P.	1/7/2008	212,282	Purchase	9.4811
14159, L.P.	1/7/2008	6,744	Purchase	9.4811
Baker/ Tisch Investments, L.P.	1/7/2008	4,432	Purchase	9.4811

Exhibit 4. Agreement regarding the joint filing of this statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2008

By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker